Exhibit 8.1

SUBSIDIAIRES OF LICHEN CHINA LIMITED

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Legend Consulting Limited (BVI)	British Virgin Islands	December 20, 2013	100%
Legend Consulting Limited (HK)	Hong Kong SAR	January 8, 2014	100%
Fujian Lichen Management Consulting Limited (PRC)	People’s Republic of China	April 14, 2004	100%
Xiamen Lichen Education Service Limited (PRC)	People’s Republic of China	July 30, 2014	100%
Lichen Holding Singapore Pte. Ltd.	Singapore	December 28, 2023	100%